Exhibit 99.3

Dear Shareholders,

In line with our forecasts, the first quarter reported favorable results, both the domestic and overseas markets showing an excellent recovery in relation to the same period in 2006.

Gross sales reached R$ 1.8 billion, 45.2% more in the quarter, reflecting the 48% improvement in exports as well as the domestic market the latter reflecting the incorporation of the dairy-processed business and the improvement in sales mix.

The significant expansion in Perdigão’s operating margins was achieved thanks to sales efficiency and the drive to reduce costs and expenses based on the implementation of the matricial budget together with effective steps taken for creating value through the measurement of the MVP — More Value Perdigão.

We are in the process of implementing a seamless succession procedure in the Company according to the principles of good corporate governance. This plan was conceived over a long period and designed to prepare the Company and its professionals for the current transition. The process has already begun with the appointment of the current Chief Executive Officer to the post of Chairman of the Board of Directors, these two functions to be accumulated for a one-year term until the election of the new appointee to the CEO position. The process also involves a broad-based restructuring of the Company’s management, replacing the management by areas system with a Business Unit model.

During the first half of 2007, management has been focusing on the alignment and definition  with respect to the construction of new dairy-processed and beef product units in Brazil as well as negotiations for the acquisition of a processing unit overseas. This will permit the appropriate use of the funds raised in last year’s primary offering and reflects the Company’s plans to expand operations globally, diversifying the business platforms and thus diluting risks and permitting the achievement of the growth targets  for the next few years.

(The variations mentioned in this report are comparisons between the 1st quarter 2007 and the 1st quarter 2006.)

OPERATING AND FINANCIAL INDICATORS - 1st Quarter 2007

•                  Gross sales of R$ 1.8 billion, a 45.2% increase;

•                  Growth of 44.6% in total sales volume from the meats, dairy and other processed products’ businesses;

•                  Domestic sales 43.2% higher, with volumes 4.4% up for meats, 29.2% higher in other processed products and the incorporation of the dairy-processed products’ activities;

•                  Exports reported an increase of 48% in revenue and 38.8% in volumes, indicating the recovery in leading markets, despite the appreciation of the Real against the US dollar;

•                  Higher added value products rose 51.8% by volume and 45.7% in sales revenue;

•                  Gross profit improved by 64.8% to reach R$ 411.1 million;

•                  EBITDA amounted to R$ 168.3 million, an increase of 91.2% in the quarter;

•                  Net income recorded R$ 62.7 million, a growth of more than 500%;

•                  Perdigão’s shares posted an average financial trading volume of US$ 9.4 million/day — 22% higher.

Highlights - R$ million	1Q07	% Net Sales	1Q06	% Net Sales	% Ch.
Gross Sales	1,784.7	117.2	1,229.1	116.4	45.2
Domestic Market	1,032.3	67.8	720.8	68.3	43.2
Exports	752.4	49.4	508.3	48.2	48.0
Net Sales	1,523.1	100.0	1,055.5	100.0	44.3
Gross Profit	411.1	27.0	249.4	23.6	64.8
EBIT	94.7	6.2	26.3	2.5	260.4
Net Income	62.7	4.1	10.4	1.0	503.4
EBITDA	168.3	11.1	88.1	8.3	91.2
EPS*	0.38		0.08		386.7

Consolidated earnings per share (in R$), excluding treasury stock. The shares’ number of the first quarter of 2006 used in this calculation was adjusted to reflect the stock split of April 2006.

SECTORAL PERFORMANCE

The continuing decline in interest rates, low inflation and growing personal incomes have been driving domestic market performance. Brazilian exports of chicken and pork meats in the first quarter 2007 reported a good recovery in relation to the same period in 2006.

Exports

Brazilian chicken exports have been registering a good performance since the last quarter in 2006. In the first quarter of 2007, the country exported 745,000 tons, a year on year increase of 16.8%.

Exports of pork meat continued to post a strong recovery accumulating a further quarter’s good performance. Volumes exported in the first quarter of 2007 (118,600 tons) were 19.2% higher than the same period in 2006.

Domestic consumption

Real incomes and nominal salaries in Brazil in the first quarter of 2007, were respectively 6.4% and 8.9% higher than the first quarter 2006. This data substantiates the potential scenario for increased domestic food consumption going forward. A stronger Real and subdued inflation has served to enhance this virtuous circle of more vigorous demand.

According to the AC Nielsen survey, growth in the principal product categories was: 11.2% for specialty meats, 11%, frozen meats, 16.7%, frozen pastas, 12.3%, frozen pizzas and a 5.4% increase in the consumption of refrigerated dairy-processed products.

Raw Materials

International Scenario

Price volatility continued to prevail in the international grain markets due to uncertainty surrounding the next US crop currently being planted. USDA data is signaling a major increase in areas under corn in the United States. However, it should be noted that this is a period when planting intentions only are gauged and the areas effectively planted must be monitored — not to mention the level of productivity, which will only become clearer from June onwards.

Preliminary USDA figures (based on the forecasted area of planting intentions in the USA) point to an increase in corn output for the 2007/08 crop, possibly of the order of 20% higher at 322 million tons than the 2006/07 crop.

On the other hand, in the case of soybeans, while estimates for world inventory indicate  an increase in the next crop, international prices have increased on the back of rising corn and wheat prices. This may be indicative of a substitution of soybeans for grains.

The US 2006/07 soybean crop was 86.8 million tons, 4.1% higher than the preceding crop, but offset by the reduction in exports which held US soybean inventory at high levels. Preliminary USDA figures (based on the forecasted area of planting intentions in the USA) suggest a reduction of 10% to 77.4 million tons in the 2007/08 crop in relation to 2006/07.

Domestic Scenario

While the domestic scenario indicates a comfortable domestic supply both for corn as well as soybeans, prices have risen, impacted by the international market and export parity.

Corn prices in the first quarter 2007 were 35% above those for the same period in 2006. However, prices for the first quarter 2007 were just 0.7% higher than those prevailing in the fourth quarter 2006. In the case of soybean prices, FNP data reports a 20% rise in the first quarter 2007 in comparison with the same period in 2006 and 1.5% compared with the fourth quarter 2006.

Conab’s (National Supply Council) seventh survey of grain planting intentions published in April revised the 2006/07 corn crop upwards to 51.1 million tons. Final inventory for this crop is estimated at 9.5 million tons.

Conab’s prognostications are for a 2006/07 Brazilian soybean crop of 58 million tons, with a crop-end inventory of 1.9 million tons.

As was expected for the first quarter 2007, CEPEA (Center for Advanced Studies in Applied Economics)  data  reveals that average milk prices were 12.6% higher than those for the same period in 2006.

INVESTMENTS AND PROJECTS

The Company allocated R$ 125 million to capital expenditures in the first quarter of 2007. These investments were largely directed to increasing capacity for meeting demand from the leading markets, sustaining the corporate growth plan and implementing improvements and gains in productivity/efficiency in addition to the inclusion of expenditures on logistics and IT to support expected growth.

In the light of the classification of poultry and hog breeding stock as fixed assets as opposed to inventory as previously, some R$ 28.2 million in investment was allocated to working capital for fixed assets.

On March 16 2007, Perdigão acquired Sino dos Alpes Alimentos Ltda. in Bom Retiro do Sul (RS), a subsidiary of Grandi Salumifici Italiani (GSI), a leading group in the specialty meats segment in Italy. The acquisition was worth about R$ 8.5 million. The plant manufactures high quality and tasty specialty items such as bologna sausage, frankfurters and sausage made from selected meats using European technology and modern equipment. The products, incorporating the Senfter and Sinosul brand names, are prepared from special recipes with the sophisticated flavor of homemade seasoning typical of the state of Rio Grande do Sul. With this acquisition, Perdigão intends to eliminate bottlenecks at its plants in the South of the country, centralizing the production of small-scale lines for specific market niches at the new unit.

The Mineiros Agroindustrial Complex in the state of Goiás, built for the production of special poultry — particularly turkeys, was unveiled on March 20 2007, with an initial output of 500 tons/month of finished products, to be raised to a forecasted 4,000 tons/month by the end of the year. Full operations processing capacity expected for 2008 at 81,000 tons/year. Perdigão is investing R$ 240 million in this project, partially financed by the Brazilian Economic and Social Development Bank — BNDES, and the integrated outgrowers, an approximate further R$ 270 million for the construction of 200 production modules financed through the Constitutional Fund for the Midwest (FCO).

In April, Perdigão made its debut in the pet food market with the launching of dog food rations under the Balance and Supper brands. These products are the first in the Essencial Pet Care portfolio, a division specifically created for the segment and for identifying opportunities in sectors with major growth potential. The Company has invested about R$ 4 million in the assembly of a modern dog food production line using  chicken meat and beef. The line is installed in the animal ration plant at Francisco Beltrão in the state of Paraná, production volume to be adjusted according to market demand.

OPERATING PERFORMANCE

Production

There was a 10% increase in the production of meat products (11.2% and 8.3% higher for poultry and pork/beef respectively) on the back of greater slaughtering activity — 11.6% for poultry and 6.7% for hogs/beef cattle. The other processed products increased 23.4% and the production of day-old chicks, by 23.3%.

These increases were instrumental in sustaining domestic and overseas sales performance in the light of the strong demand in both these markets.

Production	1Q07	1Q06	% Ch.
Poultry Slaughter (million heads)	154.5	138.5	11.6
Hog/ Cattle Slaughter (thousand heads)	943.1	883.9	6.7
Poultry Meats (thousand tons)	213.9	192.3	11.2
Pork/Beef Meats (thousand tons)	144.3	133.2	8.3
Total Meats (thousand tons)	358.1	325.5	10.0
Other Processed Products (thousand tons)	7.7	6.3	23.4
Feed and Premix (thousand tons)	920.0	784.7	17.2
One-day Chicks (million units)	161.4	130.9	23.3

In volume terms, production and sales of dairy-processed products are equivalent and for this reason we show these volumes under domestic market performance.

Domestic market

Domestic market sales grew 43.2% during the quarter reaching R$ 1 billion gross revenue, with higher value-added products reporting an excellent performance,  including the incorporation of dairy-processed activities.

Meats sales volume rose 4.4% on 12.2% higher revenue due to improved product mix in this market. Elaborated/processed meats reported a growth of 15.9% in sales and 14.4% in volume, driven particularly by demand for frozen, specialty and special poultry products. On the other hand, in-natura products were redirected to the export market and domestic sales posted a decline of 40.9% in volume and 14.2% in revenue. This contrasted with the first quarter of 2006, when, due to the outbreaks of avian influenza, the flow of commodity-type products destined for export had to be sold in the local Brazilian market.

Dairy-processed products accounted for 20.5% of domestic sales and contributed to the domestic market performance with additional sales of R$ 211.4 million. While this activity was only consolidated into the results from June 2006 when Perdigão acquired a 51% controlling interest in Batávia S.A. and is therefore not included in the sales performance table below, for comparative purposes, growth in terms of volume relative to the first quarter of 2006 was 9.1% in milk and  20.1% in dairy-processed products, juices and others.  Sales revenue increased by 14.2% and  20.6%,  respectively.

Other processed products including pastas, pizzas, frozen vegetables, cheese bread, the vegetarian soybean-based line, margarines, among others, increased 29.2% by volume and 28.8% in sales during the quarter, pastas and pizzas performing particularly strongly.

With the strategic focus on higher value-added products, 82.8% of the Company’s total sales to the domestic market was in the form of these items representing R$ 854,7 million in the quarter, with a growth of 49.2% in volume and 42.7% in sales, including processed meats, dairy- and other processed products.

Domestic Market	Tons (thousand)			Sales (R$ million)
	1Q07	1Q06	% Ch.	1Q07	1Q06	% Ch.
MEATS	149.5	143.2	4.4	696.6	620.9	12.2
In-Natura	15.3	25.9	(40.9)	65.3	76.1	(14.2)
—Poultry	12.1	19.4	(37.7)	51.6	55.3	(6.8)
—Pork/Beef	3.2	6.5	(50.5)	13.7	20.8	(34.1)
Elaborated/Processed (meats)	134.3	117.3	14.4	631.3	544.8	15.9
DAIRY PRODUCTS	76.2	—	—	211.4	—	—
—Milk	33.9	—	—	57.7	—	—
—Dairy Products/ Juice/ Others	42.3	—	—	153.7	—	—
Other Processed	9.4	7.3	29.2	69.7	54.1	28.8
Soybean Products/ Others	11.2	14.2	(20.7)	54.6	45.8	19.3
TOTAL	246.3	164.6	49.6	1,032.3	720.8	43.2

PROCESSED	185.9	124.6	49.2	854.7	598.9	42.7
% total sales	75.5	75.7		82.8	83.1

Consequently, the average prices of meat products rose 7.6% and dairy-processed products by 4.1%. Conversely, the average cost of meat items was 0.1% lower, contributing to the improvement in margins for this business, despite pricing pressure on grain feed essential for animal husbandry.

The following graph shows the Company’s market share for chilled and frozen processed products, including: specialty and frozen meats, pastas, pizzas and dairy-processed products, the performance in the final two-month period for each segment being notably strong.

Source: AC Nielsen

* Dairy-processed products — 51% of Batávia (Dairy-processed products) acquired in June 2006.

DISTRIBUTION CHANNELS

(in sales revenue)

Exports

First quarter meat exports increased 38.8% in volume, indicative of robust demand and the recovery in overseas markets - offsetting weaker demand caused by the outbreak of avian influenza in the major importing countries in 2006.

With revenue 48% higher, overseas sales reached R$ 752.2 million and equivalent to 48.7% of net sales for the quarter in spite of the appreciation in the Real against the US dollar impacting sales to this market in domestic currency.

With increased consumption, notably in Europe and the Middle East, together with a downward adjustment in world inventory and a reduction in market oversupply, sales of in-natura poultry products rose 32.9% in volume and 44.4% in revenue. Pork/beef products increased 37.4% in volume and 43.6% in revenue, driven by beef sales and growth in pork meat volume despite pressures of prevailing international prices for these products.

The strong showing in exports of elaborated/processed items is due to sales of special poultry items and specialty meat products, which contributed to a growth 65.4% in volume and 60.3% in revenue.

Average prices recovered during the quarter compared with the first quarter 2006, increasing 11.2% in US dollars-FOB (Free on Board) and  6.6% in Reais, a result which could have been even better had it not been for the appreciation in the domestic currency of 3.5% against the US dollar in the quarter compared with the same quarter in 2006.

Average costs rose 1.9% in the quarter — the result of pressure due to higher prices in grain commodities.

Exports	Tons (thousand)			Sales (R$ million)
	1Q07	1Q06	% Ch.	1Q07	1Q06	% Ch.
MEATS	199.2	143.7	38.6	751.1	508.2	47.8
In-Natura	162.7	121.6	33.8	570.1	395.2	44.2
—Poultry	131.9	99.2	32.9	429.7	297.5	44.4
—Pork/Beef	30.8	22.4	37.4	140.4	97.8	43.6
Elaborated/Processed (meats)	36.5	22.0	65.4	181.0	112.9	60.3
Other Processed	0.3	0.0	2,158.3	1.3	0.1	2,143.3
TOTAL	199.4	143.7	38.8	752.4	508.2	48.0

PROCESSED	36.7	22.0	66.6	182.3	113.0	61.4
% total sales	18.4	15.3		24.2	22.2

Perdigão reported the following performance in its leading overseas markets:

•                              Europe — Demand from the European market was robust, volume and revenue being 51.5% and 55% higher, respectively on the back of a strong chicken and turkey recovery exports. Prices remained at attractive levels, thanks to higher demand,  declining European production and the increase in corn prices, in turn inflating world poultry production costs.

•                              Middle East — The Company saw a recovery in this market compared with difficulties experienced in the first quarter of 2006, reporting a growth of 40.2% in volume and 63.2% in sales.

•                              Far East — Volumes rose 23.3% on sales 18.3% higher. Meat consumption in Asian markets has held very stable, in spite of various countries suffering avian influenza outbreaks. On the other hand, the Company has detected high inventories of pork cuts due to restriction on imports into the Russian market. As a result, prices have fallen with the prospects of some downward adjustment in inventory likely to be seen from the second half forward.

•                              Eurasia — Volumes rose 71.4% and export revenue increased 85.2%. The improvement in the prices of chicken meat and processed products, combined with an excellent expansion in the mix of value-added products, were instrumental in the growth of this market, including pork meat exports.

•                  Africa, the Americas and Other Countries — These markets registered growth of 14.5% in volume and 32.7% in export revenues with good demand especially for chicken breast and wings, helping to boost the average price for these products. Exports were particularly strong to Africa and other countries such as Canada.

EXPORTS BY REGION

(% net sales)

The European Union has introduced import quotas on Brazilian salted chicken breast, elaborated turkey breast and processed chicken imports. To come into effect from July 2007, Brazil is to enjoy a majority share of these quotas. While the quotas establish lower import tariffs for the products mentioned above, the import of the same products and others will still be permitted at the traditional import tariffs for in natura products.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales were R$ 1,5 billion, 44.3% higher, albeit lower than gross sales due to proportionally higher sales to the domestic market that are subject to ICMS, PIS and COFINS taxes.

DS — Domestic Sales

E — Exports

Elaborated and processed products accounted for 53% of net sales against 52.5%, boosted by growth in processed meat products both in the domestic and also export markets, other processed products and by the incorporation of the dairy-processed activities.

The Company reported growth during the year of 41.3% in net sales and 51.8% in volume driven by processed and elaborated meats, pasta products, pizzas, margarines and the added value of dairy-processed products. The latter have a lower average price than Perdigão’s other activities, justifying the greater increase in volume relative to the improvement reported for processed product sales.

Cost of Sales

The cost of sales rose 38% in the quarter, a lower increase than sales and permitting an effective gain of 340 basis points as a proportion of net sales. This represents a decline from 76.4% in the first quarter 2006 to 73% of total net sales, reflecting additional value added in the businesses as well as  productivity gains despite the pressure of raw material prices.

During the quarter, the cost of the most important grains — corn and soybean meal -

registered increases due to international price movements on the Chicago Board of Trade. The impact was partially offset by the enhanced added value to the Company’s activities with the consolidation of the dairy-processed and beef businesses, thus reducing the relative participation of the main raw materials as a percentage of total cost of sales.

In addition, management of costs and productivity gains produced wider margins, offsetting increases in the principal raw materials.

Gross Margin and Gross Profit

Gross margin rose from 23.6% to 27% in the quarter with an increase of 64.8% in gross profit which reached R$ 411.1 million, the result of the good sales performance, cost management as well as gains in scale, productivity, efficiency and diversification.

Operating Expenses

Operating expenses were 20.8% of net sales against 21.1% in the first quarter 2006, and below the revenue increase of 41.8%, indicative of an effective gain especially in administrative expenses due to the management and control of expenditures.

Despite efforts focused on the reduction in fixed expenses, commercial expenses remained unchanged at 19.4% relative to net sales. This reflects the greater frequency and regularity with which dairy-processed products have to be distributed combined with higher variable expenses such as freight and warehousing including increased labor force and payroll, and investments in advertising and marketing.

Important to note here that Perdigão expects to capture synergies in merchandizing and distribution of dairy-processed products  due to the similarity these bear with the Company’s traditional meat businesses, a process which should accelerate from this quarter onwards with the implementation of the SAP — R3 system at the Batávia-dairy product division.

Operating Income and Operating Margin

In the light of the factors already mentioned, and encompassing the performance of the domestic and export markets as well as the control of costs and expenses, the Company reported an operating income before financial expenses of R$ 94.7 million. This reflected and increase of 260.4% on the first quarter 2006, with an operating margin of 6.2% in the first quarter 2007 against 2.5% registered during a period when the poultry sector was experiencing major difficulties early in 2006

Financial Results

On March 31 2007, net debt amounted to R$ 797.8 million, 9.6% lower than March 31 2006, the result of the resources from the primary offering  at the end of 2006, to be allocated to investments in the Company’s new businesses. The decline in net debt would have been even more accentuated had it not been for additional working capital and capital expenditure needs, in particular, for the Mineiros Agroindustrial Complex.

Due to the higher foreign exchange translation gain in the first quarter of 2006 with the more accentuated appreciation in the Real against the US dollar plus the reversal of charges on contingency items, financial expenses during the quarter were R$ 20.9 million against R$ 4.3 million recorded in the first quarter of 2006.

The ratio of net debt to annualized EBITDA for the past twelve months was 1.5 times with currency exposure totaling US$ 112.1 million, a fall of 15% compared with the same quarter in 2006.

Debt	On March 31, 2007			On March 31, 2006
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	249.6	282.7	532.2	418.5	27.2
Foreign Currency	371.3	884.0	1,255.3	1,241.5	1.1
Gross Debt	620.9	1,166.7	1,787.6	1,659.9	7.7
Cash Investments
Local Currency	729.7	0.1	729.8	228.9	218.8
Foreign Currency	184.1	75.9	260.0	548.8	(52.6)
Total Cash Investments	913.8	76.0	989.8	777.7	27.3
Net Accounting Debt	(292.9)	1,090.7	797.8	882.2	(9.6)

Exchange Rate Exposure - US$ million			(112.1)	(132.0)	—

Net Income and Net Margin

Perdigão reported  growth of 503.4% in quarterly net income from R$ 10.4 million to R$ 62.7 million thanks to the recovery in its major export markets and the continual growth in the domestic market combined with the Company’s expanded business range and the reduction in costs and expenses.

Net margin reached 4.1% against 1.0% reported in the same period in 2006, a 310 basis points improvement.

EBITDA

EBITDA (operating earnings before financial expenses, taxes and depreciation) was R$ 168.3 million in the quarter, 91.2% up and representing an increase in EBITDA margin from 8.3% to 11.1% of net sales, a reflection of excellent quarterly operating results.

In addition to operating income from the Company’s activities (EBIT), EBITDA sweeps up the effects of increased depreciation following the reclassification of poultry and hog breeding stock as a fixed asset rather than inventory as previously shown in company accounts. This change is reflected in an increase of R$ 27.6 million in depreciation for the quarter, contributing to a 1.8 percentage point (180 basis points) increase in the  EBITDA margin. The Company has also retroactively classified this information for the fiscal year 2006 accordingly to obtain a more exact comparison.

EBITDA	1st Quarter
R$ Million	2007	2006	% Ch.
Net Income	62.7	10.4	503.4
Minority Participation	1.7	—	—
Employees / Management Profit Sharing	4.0	0.8	378.9
Income tax and social contribution	4.4	12.9	(65.8)
Nonoperating Income	3.3	2.2	53.0
Net financial	20.9	4.3	385.6
Depreciation, amortization and depletion	71.3	57.4	24.2
EBITDA	168.4	88.0	91.2

SHAREHOLDERS’  EQUITY

Shareholders’ Equity amounted to R$ 2.2 billion against R$ 1.2 billion on March 31 2006, 76.4% more than for the preceding year, with the paying in of the capital increase through a share subscription in November 2006 worth R$ 800 million. The return on shareholders’ equity was 11.7% for the year.

Intangible Assets

Perdigão is aware that the value of a company is also determined by its intangible assets. Consequently, the Company seeks to disseminate among the market and its stakeholders the benefits accruing from its important competitive advantages. These include: the institutional image, the Company’s brands, human capital, policies  and its management, technological and environmental processes, and its competence, ethics, transparency and innovation — all forming the bedrock  of our operation.

Risk Management

Perdigão adopts a rigid process of risk management in order to maintain a management model focused on good results, the production of premium quality products together with food safety and the monitoring of the principal risks that involve the entire range of its activities. These risks are described in greater detail in  explanatory note 17 of the Financial Statements.

STOCK MARKET

Financial volume amounted to US$ 9.4 million/day of equities traded on the São Paulo Stock Exchange (Bovespa) and the NYSE — New York Stock Exchange. This is equivalent to a growth of 22%, a significant increase relative to the same period in 2006 when there had already been a sharp rise in financial volume following the announcement of the incorporation of excellent corporate governance practices and despite the adversities of the trading environment for the sector at the time.

In relation to the same quarter of the preceding year, the Company’s shares appreciated 21.7%  while the ADRs increased 29.6% with volumes 7.3% and 5.6% higher for the shares and ADRs respectively. However, in the first quarter 2007 the Company’s shares slipped 7.9% and ADRs, 3.7% in relation to December 31 2006, this performance reflecting the outlook for raw material price pressures on costs and the recovery in overseas markets.

PRGA	1Q07	1Q06
Share Price - R$*	27.60	22.67
Traded Shares (Volume)	38.1 million	35.5 million
Performance	(7.9%)	(13.8%)
Bovespa Index	3.0%	13.4%
IGC (Brazil Corp. Gov. Index)	3.1%	15.8%
ISE (Corp. Sustainability Index)	(1.8%)	14.0%

PDA	1Q07	1Q06
Share Price - US$*	26.56	20.50
Traded ADRs (Volume)	3.8 million	3.6 million
Performance	(3.7%)	(10.0%)
Dow Jones Index	(0.9%)	3.7%

* Closing Price

During the quarter, Brazilian capital markets recorded good results due to the economic scenario, although the US market fell. Trading volume in Perdigão’s securities represented 53.1% and 34.8% of all sector transactions on the Bovespa and the NYSE (ADRs), respectively, the Company leading ADR turnover for the sector as a whole.

The following graphs illustrate the performance for the 12-month period from March 2006:

SOCIAL BALANCE

Perdigão ended the quarter with a work force of 39.7 thousand employees, 11.7% higher than the same period for the preceding year, taking into account the increase of

 4.2 thousand with the incorporation of the employees at Batávia — dairy-processed products, the increase in production workers for absorbing the growth in production and sales, especially at the new Mineiros Agroindustrial Complex as well as other industrial units in the Midwest, and the bolstering of the commercial structure to meet market demand.

Main Indicators	03.31.2007	03.31.2006	% Ch.
Number of Employees	39,691	35,531	11.7
Net Sales per Employee/year - R$thousands	153.5	118.8	29.2
Productivity per Employee (tons/year)	45.3	37.5	20.8

During the quarter, Perdigão held its annual convention for company executives to align and decide strategies, for the first time, international and dairy-processed division executives took part.

At the Rio Verde — GO unit, 50 homes for employees — part of the PROHAB (Perdigão Housing Program) program - were concluded. This program facilitates home buying by employees with mortgage finance supplied by the Caixa Econômica Federal (the National Savings and Loan Bank) and the Perdigão Mutual Savings and Loan Cooperative.

CORPORATE GOVERNANCE

Shareholders’ Meeting: The Company held its Ordinary/Extraordinary General Shareholders’ Meeting on April 12 with a quorum of 67% of the capital, represented by domestic and international investors that now enjoy equal rights including voting rights.

In addition to approving the accounts and statutory alterations, the Meeting elected the members of the Board of Directors for the 2007-2009 period - 43% of them being independent — and initiated the Company succession procedure. Under this, the Chief Executive Officer was appointed as Chairman of the Board — one more step forward in the Perdigão’s policy of transparency and responsibility in conducting processes and decision-making.

The Company’s Fiscal Council was also elected, including among its functions, the responsibilities of an audit committee, one of its members taking on the position of financial specialist.

Awards: Organized by MZ Consult in partnership with JP Morgan, KPMG and Linklaters with the participation of 145 companies from 33 countries, IR Global Ranking 2007 elected Perdigão as the Best Brazilian Company and the Best Latin American Company in the Consumption and Retail Sector in Corporate Governance.

Shareholder’s Composition

Base: 03.31.07
Number of Shares: 165,957,152
Capital Stock: R$ 1.6 billion

Consultancy Fees: No consultancy fees were paid to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the external audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley act.

Internal Controls: Perdigão is prepared to certify its internal controls pursuant to the requirements of the Sarbanes Oxley act (sections 302 and 404), expected to take place in the second quarter 2007.

OUTLOOK

The Company reiterates its forecasts for 2007 given the current economic environment and continued implementation of the business plan encompassing the objective of sustained corporate growth:

•                  Growth of more than 10% in the total sales volume of meats and other processed products (frozen and chilled items), with a forecast of about 7% for the domestic market and more than 15% in export volume;

•                  Increase of about 12% in dairy-processed products based on the growth in this activity in 2006. Perdigão consolidated the dairy-processed business in its accounts in June 2006.

•                  Capital expenditures of about R$ 460 million without taking into account projects for acquisition and/or construction for the new businesses.

Plans to expand its operations on a globalized basis, diversifying the business platforms and consequently risks, represent the parameters which Perdigão has chosen as critical to maintaining the average rate of growth of the past 12 years and which have elevated the Company to the rank of one of the most important world players in the food manufacturing business.

To ensure its market position and continued process of expansion and adding value, the Company operates a team made up of more than 39 thousand employees with the support and credibility of its investors and all other stakeholders that have always known the value and the seriousness of maintaining a relationship with Perdigão.

São Paulo, May 2007.

Nildemar Secches
Chairman of the Board of Directors
and Chief Executive Officer

PERDIGÃO S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

MARCH 31, 2007 AND 2006

(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2007	2006
ASSETS	4,769,288	3,499,762
CURRENT ASSETS	2,591,215	1,923,386
NONCURRENT ASSETS	240,424	207,812
PERMANENT	1,937,649	1,368,564
Investments	27,869	13,921
Property, Plant and Equipment	1,755,392	1,263,529
Deferred Charges	154,388	91,114
LIABILITIES AND SHAREHOLDERS’ EQUITY	4,769,288	3,499,762
CURRENT LIABILITIES	1,230,422	909,018
LONG TERM LIABILITIES	1,330,550	1,362,016
MINORITY INTEREST	40,707	—
SHAREHOLDERS’ EQUITY	2,167,609	1,228,728
Capital Stock Restated	1,600,000	800,000
Reserves	504,512	425,215
Retained Earnings	63,097	3,513

INCOME STATEMENT

	1Q07	1Q06	% Ch.
GROSS SALES	1,784,697	1,229,079	45.2
Domestic Sales	1,032,298	720,829	43.2
Exports	752,399	508,250	48.0
Sales Deductions	(261,571)	(173,616)	50.7
NET SALES	1,523,126	1,055,463	44.3
Cost of Sales	(1,112,041)	(806,026)	38.0
GROSS PROFIT	411,085	249,437	64.8
Operating Expenses	(316,411)	(223,166)	41.8
OPERATING INCOME BEFORE FINANCIAL EXPENSES	94,674	26,271	260.4
Financial Expenses, net	(20,881)	(4,300)	385.6
Other Operating Results	2,399	4,369	(45.1)
INCOME FROM OPERATIONS	76,192	26,340	189.3
Nonoperating Income	(3,347)	(2,188)	53.0
INCOME BEFORE TAXES	72,845	24,152	201.6
Income Tax and Social Contribution	(4,416)	(12,920)	(65.8)
Employees / Management Profit Sharing	(3,994)	(834)	378.9
Minority Interest	(1,698)	—	—
NET INCOME	62,737	10,398	503.4
EBITDA	168,346	88,059	91.2

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.